SUBMISSION VIA EDGAR

November 14, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re:  Responses to the Securities and Exchange Commission

Staff Comments dated November 9, 2022, regarding

KWESST Micro Systems Inc.

Amendment No. 4 to Registration Statement on Form F-1

Filed November 7, 2022

File No. 333-266897

Dear Ladies and Gentlemen:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the November 9, 2022, letter regarding the above-referenced Amendment No.4 to the Registration Statement on Form F-1 (the "Registration Statement") of KWESST Micro Systems Inc. (the "Company", "we," "our," or "us") filed on November 7, 2022. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR Amendment No. 5 to the Registration Statement on Form F-1 (the "Form F-1/A") responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in the Form F-1/A. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form F-1/A.

November 14, 2022

Our responses are as follows:

Amendment No. 4 to Registration Statement on Form F-1 Filed November 7, 2022

Dilution, page 98

Staff Comment No. 1.

Your revised disclosure on page 98 does not indicate whether the warrants to purchase 191,673 Common Shares are excluded or included in the calculations. Please advise or revise.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 98 to indicate that the warrants to purchase 191,673 Common Shares are excluded from the calculations.

Lock-up Agreements, page 99

Staff Comment No. 2.

We note that the form of lock-up agreement filed as an exhibit to your underwriting agreement contains exceptions to the lock-up agreement that are not disclosed in your prospectus. Revise your disclosure to note each of the exceptions contained in the lock-up agreement.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 99 and page 102 to identify each of the exceptions contained in the form of lock-up agreement.

Financial Statements, page 125

Staff Comment No. 3.

You disclose that on October 28, 2022 a 1-for-70 reverse stock split became effective. Please revise the financial statements to reflect the reverse stock split. Also, revise to include a note which discloses the retroactive treatment and the date the change became effective. Refer to SAB Topic 4C and paragraph 64 of IAS 33.

Company's Response:

In response to the Staff's comment, we have revised the financial statements to reflect the reverse stock split and have included a note which discloses the retroactive treatment and the date the change became effective.

November 14, 2022

Exhibits

Staff Comment No. 4.

Counsel opines in the legal opinion filed as Exhibit 5.1 that the shares "will be validly issued as fully paid and non-assessable common shares in the capital" of the company. Please have counsel revise its opinion to state that the shares will be "legally (or validly) issued; fully paid; and non-assessable." Refer to II.B.1 of Staff Legal Bulletin No. 19 for further guidance. We also note counsel makes certain assumptions about due authorization by the registrant of all requisite corporate action. Please have counsel clarify that it has not assumed that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. Refer to II.B.3.a of Staff Legal Bulletin No. 19.

Company's Response:

In response to the Staff's comment, the legal opinion filed as Exhibit 5.1 has been revised.

Staff Comment No. 5.

We further note that counsel's legal opinion filed as Exhibit 5.2 opines only with respect to the components underlying the units. Counsel must opine not solely on the components of the units but also the units themselves. Please provide a binding obligation opinion with respect to the legality of the units. Alternatively, to the extent counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law, the opinion may provide that the units are legally issued, fully paid and nonassessable. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Company's Response:

In response to the Staff's comment, the legal opinion filed as Exhibit 5.2 has been revised.

Staff Comment No. 6.

We note that the Warrant Agreement, Form of Warrant, and Form of Pre-funded Warrant filed as Exhibits 4.2, 4.3 and 4.4, respectively, include exclusive forum provisions. Please disclose in your prospectus whether these provisions apply to actions arising under the Securities Act or Exchange Act, including how the provisions may impact investors and any material risks arising therefrom, as applicable. If the provisions apply to actions arising under the Securities Act or Exchange Act, please state that there is uncertainty as to whether a court would enforce such provisions. If the provisions apply to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Company's Response:

In response to the Staff's comment, we have added a risk factor on page 17 and have revised the disclosure on pages 109 and 110 to indicate that the noted forum provisions do not apply to actions arising under the Securities Act or Exchange Act and that these provisions may impact investors, including the material risks arising therefrom.

The Company further notes that the exclusive forum provisions in the  Form of Warrant and the Form of Pre-funded Warrant, by their respective terms, applies only to prescribe the forum for the "interpretation, enforcement and defense" of the Warrant and Pre-funded Warrant. In the case of the Warrant Agent Agreement, the forum provision specifies that "actions and proceedings relating to or arising from, directly or indirectly, this Warrant Agreement may be litigated in courts located within the Borough of Manhattan in the City and State of New York."

It is the Company's view that the scope of the provisions are clearly limited to claims falling within these specified categories and do not by their terms apply to limit in any manner claims brought under federal securities laws, in which case United States federal courts have exclusive jurisdiction. In light of the plain text of the noted provisions and the Company's interpretation thereof, the Company has included disclosure making clear that the provisions do not apply to securities claims but has not modified the terms of the provisions.

*****

November 14, 2022

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely, KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP